SEC

20004431

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER

8-69722

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ocean Park Securities, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5200 W. Century Blvd Suite 420
(No. and Street)

| Los Angeles | CA | 90045 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce Comer 310-670-2704
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

| 9221 Corbin Avenue, Suite 165 | Northridge | CA | 91324 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

SEC Mail Processing Section
FEB 20 2020
Washington DC
413

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMS

EB

## OATH OR AFFIRMATION

I, Mark Fisler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ocean Park Securities, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_______________

_______________

_______________

Signature

Managing Director

Title

Deborah Hunt

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

***A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.***

State of California
County of Los Angeles
Subscribed and sworn to (or affirmed) before me on this 14 day of February, 2020 by Mark Fisler proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public

DEBORAH HUNT
Commission No. 2230636
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires FEBRUARY 8, 2022

**Ocean Park Securities, LLC**
**Statement of Financial Condition**
**December 31, 2019**

| | | December 31, 2019 |
|---|---|---|
| Assets | | |
| Cash | $ | 67,072 |
| Accounts receivable | | 120,071 |
| Certificate of deposit | | 76,348 |
| Other assets | | 10,913 |
| Total assets | $ | 274,404 |
| Liabilities and Members' Equity | | |
| Liabilities: | | |
| Accounts payable | $ | 1,355 |
| Accrued liabilities | | 2,467 |
| Total liabilities | | 3,822 |
| Members' equity: | | 270,582 |
| Total liabilities and members' equity | $ | 274,404 |

The accompanying notes are an integral part of these financial statements.

**Ocean Park Securities, LLC**
**Notes to Financial Statements**
**December 31, 2019**

## NOTE 1 – NATURE OF OPERATIONS

Ocean Park Securities, LLC (the "Company") was formed on December 14, 2015 ("Inception") in the State of Delaware. The Company is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority. The Company commenced operations as a broker-dealer on July 11, 2016.

The Company is a boutique investment bank that provides mergers and acquisitions, capital raising, financial advisory, and restructuring services.

The financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") as established by the Financial Accounting Standards Board ("FASB") to ensure consistent reporting of financial condition, results of operations, and cash flows.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

### Certificate of Deposit

During the year ended December 31, 2019, the Company purchased a certificate of deposit investment with the following terms: $75,000 face amount; 2.57% annual interest rate; April 23, 2020 maturity date. The balance of $76,348 on the statement of Financial Condition includes accrued interest through December 31, 2019.

### Accounts Receivable and Allowance for Doubtful Accounts.

Accounts receivable are uncollateralized obligations due under normal terms granted by the Company. The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of amounts that will not be collected. Management did not believe an allowance was needed as of December 31, 2019.

### Revenue Recognition

The Company accounts for revenue earned from contracts with clients for services such as investment banking and advisory services, under ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." As such, revenues for these services are recognized when the performance obligations related to the underlying transaction are completed. See "Recent Accounting Pronouncements for further information.

The Company undertakes the five step process prescribed by ASC 606 by identifying the contract, identifying the performance obligations, determining the transaction price, allocating the transaction price, and recognizing revenue as the performance obligations are satisfied.

The Company receives two types of revenue under an advisory contract: non-refundable monthly advisory fees and a transaction fee. For each contract, the Company assesses whether non-refundable monthly advisory fees are a separate deliverable based on the performance obligations or part of a single

deliverable that results in a transaction fee being earned. In order to make this determination, the Company assesses the services being provided upon engagement as specified in the contract, the ability for the client to consume and benefit from the services prior to a transaction, and whether the monthly fees are insignificant in relation to the overall fee the Company would receive upon a completed transaction, among other considerations. If the company determines that the non-refundable monthly advisory fees are a separate deliverable, the revenue is recognized monthly as services are provided and deferred when the earnings process is not yet completed per the terms of the contract. If the company determines that the non-refundable monthly advisory fees and transaction fee are a single deliverable, the Company defers the revenue until the transaction fee is earned or the contract is otherwise complete. Transaction fees stemming from a qualified transaction are considered variable consideration, and accordingly are recognized when related transaction is complete, the amount of fee is known, and collection is reasonably assured.

The Company also receives revenues from registered representatives under contractual agreements. The company records revenues based on the quarterly services performed under the contract, subject to minimum amounts as indicated in the contract.

**Income Taxes**

The Company is taxed as a limited liability company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company may be subject to various state and local state income taxes.

**Concentration of Credit Risk**

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

The Company generated revenue from four customers which made up 98.5% of revenues during the year ended December 31, 2019. One customer made up 100% of the accounts receivable as of December 31, 2019. The Company's business at any point in time is typically concentrated in a small number of engagements. Its business model is dependent on securing an ongoing flow of generally nonrecurring engagements.

**Recent Accounting Pronouncements:**

Effective January 1, 2019, the Company adopted the new FASB accounting standard *ASC 842, Leases,* which governs the accounting and reporting of leases by lessees. Lessor accounting and reporting is largely unchanged. ASC 842 generally applies to leases that have a lease term greater than 12 months at lease commencement, or that include an option to purchase the underlying asset the Company is reasonably certain to exercise. ASC 842's principal changes are: 1) recognizing leases on the Statement of Financial Condition by recording a Right-of-use asset and a Lease liability; 2) changes in lease expense recognition during the lease term based on its classification as an Operating lease or Finance lease; and 3) expanded disclosures of lease agreements, costs and other matters.

The Company shares its office space with an affiliate under the terms of an lease agreement for which non-cancelable portion is less than one year. This agreement is not subject to ASC 842 under the short-term exemption. As a result, the adoption of ASC 842 had no effect on the Company's financial statements for the year ended December 31, 2019.

**NOTE 3 – RELATED PARTY TRANSACTIONS**

The Company has an Administrative Services Agreement and a Sublease Agreement with Ocean Park Advisors, LLC ("OPA"), an affiliate under common ownership.

Under the services agreement, the Company reimburses OPA for providing accounting, human resources, marketing and technology services. These services fees amounted to $18,000 for the year ended December 31, 2019.

Under the sublease agreement, the Company reimburses OPA for shared office space, which amounted to $18,000 for the year ended December 31, 2019.

During the year ended December 31, 2019, discretionary bonuses consisted of $963,672 paid to the Members; and $762,828 paid to others affiliated with OPA.

The Company had no balance due to OPA at December 31, 2019.

**NOTE 4 – MEMBERS' EQUITY**

The Company has one class of member interests. Allocations of net profit, after giving effect to special allocations as defined in the membership agreement, are: first to the members to the extent, and in the reverse order of, the net losses previously allocated that previously have not been offset by net profits allocated, and thereafter, net profits shall be allocated to the members' pro rata to their percentage interests. Net losses shall be charged to the members at the end of each fiscal year, pro rata to their percentages interests.

**NOTE 5 – INDEMNIFICATIONS**

In the normal course of business, the Company enters into contract and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

**NOTE 6 – NET CAPITAL REQUIREMENTS**

As a registered broker-dealer, the Company is subject to the requirements of the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, and requires that aggregate indebtedness, as defined, not exceed 15 times net capital, as defined. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company had net capital of $139,598, which was $134,598 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.03 to 1 at December 31, 2019.

## NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after the date of the Statement of Financial Condition through the date that the financial statements were available for issuance. There have been no such events that require recording or disclosure in the financial statements, except as stated below.

During January 2020, the Company closed and collected a transaction fee of $545,00 in accordance with the revenue recognition policy disclosed herein.

**Ocean Park Securities, LLC**

**FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT**

December 31, 2019

Filed as a Public Document Pursuant to Rule 17a-5(d)
of the Securities Exchange Act of 1934

***PUBLIC DOCUMENT***

**Ocean Park Securities, LLC**

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Members of Ocean Park Securities, LLC:

**Opinion on the Financial Statement**
We have audited the accompanying statement of financial condition of Ocean Park Securities, LLC (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
February 6, 2020

818-451-4661
9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com